Filed Pursuant to Rule 433

Registration No. 333-205684

Issuer Free Writing Prospectus

(To Prospectus dated April 28, 2017)

Subject: Featured Article: “Is The Economy Truly Booming?”

Hello %%first_name%%,

The stock market is in the midst of an historic boom. But how confident should you be in its record gains?

In our latest informative blog post, Rich Uncles takes a look at what professional industry publications have to say about the stock market’s meteoric rise, soaring consumer confidence, and the seldom-reported economic markers which may signal an impending correction.

Click the link below to read the full article, and stay tuned for Rich Uncles’ next in-depth look at the state of the financial industry.

Is The Economy Truly Booming?

May 1st, 2017

By Marcel Minassian

Confidence abounds in consumers and small business owners, but “hard” economic data suggests that the current bull market may be fading

In early April the Standard & Poor’s 500 Index sat just 1% shy of its all-time high, the squadron of stocks riding 52-week highs on the New York Stock Exchange numbered 72, and the Nasdaq Composite Index had already jotted more record-high closes (for the entire year) than in any year since 1999. So, given the stock market’s recent boom, is there any reason to be concerned about our economy’s current performance?

According to a recent article published by Barron’s, certain trends are projecting a decline in stock market gains, as investors jump onto fewer numbers of well-performing “big names” like Facebook (FB), Amazon.com (AMZN), and Netflix (NFLX). While the total market value continues to climb, those 72 companies boasting 52-week highs were down from 338 companies on March 1, and even more telling ‒ the S&P’s poorest performing stocks are losing value at a higher rate than its top performers are gaining value:

“U.S. investors are still reluctant to give up on the rally—no premature evacuation here—but they’re nervous enough to start flocking to so-called “quality” or popular stocks. Since March 1, the 50 S&P 500 stocks with the biggest gains in January and February rallied another 0.3% on average, but the 50 that had already fallen the most gave up another 3%, according to an analysis by Bespoke Investment Group.”

The article cites other benchmarks—weakening commercial and industrial lending, slowing consumer credit growth, and rising delinquency rates—which also suggest an impending market correction. However, American consumers do not yet seem to be taking notice. As another recent article in The Economist notes, despite slowed business lending and flat industrial production, consumer confidence in the economy has reached its highest peak since December 2000, when the dotcom bubble had not fully burst.

This massive consumer confidence spike (and corresponding stock market boom) originated with Donald Trump’s presidential election victory in November, as investors, consumers, and small business owners alike eagerly anticipated tax cuts and deregulation. But what has skewed growth forecasts and surprised economists in recent months is the lack of “hard” economic data to support these spikes, as no tax cuts or serious deregulations have yet been enacted. According to The Economist:

“The surge in the so-called “soft” economic data, drawn from surveys, began when Donald Trump won the presidential election in November […] Yet the “hard” economic data, which measure actual economic activity, have trundled along much as expected. The disparity has caused growth forecasts to fall out of sync. As The Economist went to press, a model at the Atlanta Federal Reserve put annualised growth in the year’s first quarter at 1.2%. A competing forecast at the New York Fed put the rate at 2.9%. […] Most economists’ forecasts are closer to the number from Atlanta than the one from New York.”

Given these fluctuating forecasts and bleak media reports, what are investors to make of the disparity between soaring consumer confidence and “hard” economic data which points toward an impending market correction? Can a strong consumer belief in the economy’s bullish performance actually sustain its growth? According to new research, not quite.

A study conducted by Adam Hale Shapiro and Daniel J. Wilson at the Federal Reserve Bank of San Francisco recently found that major news articles and editorial opinions on the economy are much more accurate in predicting economic performance than consumer sentiment surveys, particularly when the two disagree.

Published in the San Francisco Fed’s weekly Economic Letter, Shapiro and Wilson’s study cites researchers who have developed methods of extracting data from news articles by using text analysis and machine learning techniques. These measures of “news indexes” not only track current economic conditions well, but also forecast future economic conditions more accurately than standard consumer sentiment surveys.

This is useful information for investors who follow consumer opinion to anticipate changes in the economic landscape, or those who may be wary of misleading information from mass media publications. The Fed’s research is also rather timely, as consumers are currently convinced that the stock market boom will continue, while many newsmen are not. And a word of caution to investors relying on stock market gains to bolster their portfolios: this particular disagreement seems to favor the newsmen.

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